20014098

,ION

Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-42293

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/19 (MM/DD/YY) AND ENDING 06/30/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ALAMO CAPITAL

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

201 N CIVIC DR #180
(No. and Street)

Walnut Creek	CA	94596
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JOHN DURDEN
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CROPPER ACCOUNTANCY CORP.
(Name – *if individual, state last, first, middle name*)

2977 YGNACIO VALLEY RD ;	WALNUT CREEK	CA	94598
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

ALAMO CAPITAL

FINANCIAL STATEMENTS AND SUPPLEMENTAL DATA
WITH INDEPENDENT AUDITORS REPORT THEREON

YEAR ENDED JUNE 30, 2020

OATH OR AFFIRMATION

I, NANCY MULLALLY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ALAMO CAPITAL, as of JUNE 30, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

THOMAS F. NOON JR.
COMM. # 2275816
NOTARY PUBLIC - CALIFORNIA
CONTRA COSTA COUNTY
COMM. EXPIRES FEB 13, 2023

Signature

CEO/CFO

Title

8/25/20

Notary Public

Thomas F. Noon, Jr.
- Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

alamo Capital
Verification Form

> A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of CONTRA COSTA

Subscribed and sworn to (or affirmed) before me on this 25th day of AUGUST 2020,

by NANCY A. MULLALLY,

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature [signature]

THOMAS F. NOON JR.
COMM. # 2275816
NOTARY PUBLIC - CALIFORNIA
CONTRA COSTA COUNTY
COMM. EXPIRES FEB 13, 2023
MGC1

Thomas F. Noon, Jr. – Notary Public
Commission Number:2275816
My Commission Expires February 13, 2023
Contra Costa County, California

ALAMO CAPITAL
Notes to Financial Statements
Year Ended June 30, 2020

TO THE COMMISSIONER OF THE DEPARTMENT OF BUSINESS OVERSIGHT
OF
THE STATE OF CALIFORNIA
AND
FINANCIAL INDUSTRY REGULATORY AUTHORITY (FINRA)

VERIFICATION FORM PURSUANT TO
RULES 260.241.2(b) and 350.535(b)

(Executed Within the State of California)

I, Nancy A. Mullally, certify under penalty of perjury, that I have read the foregoing and annexed financial report and supporting schedule and know the contents thereof; that the same are true and correct to my best knowledge and belief; and that neither the license (broker or dealer) nor any partner, officer, or director thereof have any proprietary interest in any account classified solely as that of a customer.

Executed this 25th day of August, 2020
at Walnut Creek, California.

Nancy A. Mullally

Nancy A. Mullally
Chief Executive Officer
Alamo Capital

TABLE OF CONTENTS

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Alamo Capital

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Alamo Capital (the "Company") as of June 30, 2020, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2020, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America (GAAP).

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to fraud or error, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Auditors' Report on Supplemental Information

The supplemental information contained in Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
Cropper Accountancy Corporation has served as the Company's auditor since 2002
Walnut Creek, California
August 21, 2020

ALAMO CAPITAL
Statement of Financial Condition
June 30, 2020

ASSETS:	
Cash	$ 678,049
Accounts receivable:	
Cash held by clearing broker-dealer	1,401,129
Receivables from clearing broker-dealer	241,824
Remarketing fees receivable	12,415
Other receivables	505
Total accounts receivable	1,655,873
Securities owned at fair value	10,139,206
Accrued interest on firm trading securities	67,829
Prepaid expenses and deposits	43,639
Operating lease asset	726,892
Deferred tax asset	156,590
Furniture, equipment and leasehold improvements, less accumulated depreciation and amortization of $249,241	61,270
TOTAL ASSETS	$ 13,529,348

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES:	
Accounts payable and accrued expenses	$ 455,853
PPP Loan payable	506,046
Non-current operating lease obligation	560,409
Current operating lease obligation	166,483
Payable to clearing broker-dealer - firm trading	10,180,437
Liabilities subordinated to claims of general creditors	115,000
Total liabilities	11,984,228
STOCKHOLDERS EQUITY:	
Common stock of no par value, authorized 1,000,000 shares, issued and outstanding 558,933	67,061
Preferred stock, various series, cumulative non-voting	460,000
Additional paid-in capital	9,939
Retained earnings	1,008,120
Total shareholders' equity	1,545,120
Total liabilities and shareholders' equity	$ 13,529,348

See Independent Auditor's Report and notes which are an integral part of these financial statements

ALAMO CAPITAL
Statement of Income
Year Ended June 30, 2020

OPERATING REVENUES:	
Fixed income securities revenue	$ 5,173,276
Commission, concessions and fees	1,119,860
Interest	272,237
Other	1,485
Total operating revenues	6,566,858
OPERATING EXPENSES:	
Human resources and related	1,503,109
Commissions	2,824,258
Professional fees	78,257
Clearing fees	283,275
Advertising and promotional	114,311
Occupancy, equipment and office	262,099
Technology and communications	766,205
Interest	321,409
Regulatory fees	84,647
Other	12,688
Total operating expenses	6,250,258
OPERATING PROFIT BEFORE TAXES	316,600
Tax benefit	101,590
NET PROFIT	$ 418,190

See Independent Auditor's Report and notes which are an integral part of these financial statements

ALAMO CAPITAL.
Statement of Changes in Stockholders' Equity
Year Ended June 30, 2020

	Common Stock		Preferred Stock		Additional Paid-in	Retained Earnings	
	# Shares	Amount	# Shares	Amount	Capital	(Deficit)	Total
BALANCE AT JUNE 30, 2019	558,933	$ 67,061	525	$ 525,000	$ 9,939	$ 629,319	1,231,319
Net income (loss) for the year	-	-	-	-	-	418,190	418,190
Purchase of preferred stock	-	-	(65)	(65,000)	-	-	(65,000)
Additional Paid-in capital	-	-	-	-	-	-	-
Dividends on cumulative non-voting preferred stock	-	-	-	-	-	(39,389)	(39,389)
BALANCE AT JUNE 30, 2020	558,933	$ 67,061	460	$ 460,000	$ 9,939	$1,008,120	$1,545,120

See Independent Auditor's Report and notes which are an integral part of these financial statements

ALAMO CAPITAL
Statement of Changes in Liabilities Subordinated to Claims of General Creditors
Year Ended June 30, 2020

BALANCE AT JUNE 30, 2019	$	245,000
Less: Repayment to lender		(130,000)
BALANCE AT JUNE 30, 2020	$	115,000

See Independent Auditor's Report and notes which are an integral part of these financial statements

ALAMO CAPITAL
Statement of Cash Flows
Year Ended June 30, 2020

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	418,190
Depreciation		-
Adjustments to reconcile net income to net cash used in operating activities:		
Changes in operating assets and liabilities:		
Increase in deposits with clearing broker		(335,923)
Decrease in securities owned and accrued interest		(2,779,526)
Decrease in accounts receivable - clearing		(63,559)
Decrease in prepaid expenses and deposits		1,472
Increase in fixed assets		(4,056)
Increase in deferred tax assets		(101,590)
Decrease in accounts payable		755,814
Decrease in payable to clearing broker-dealer		2,837,373
NET CASH PROVIDED BY OPERATING ACTIVITIES		728,195
NET CASH FLOWS FROM INVESTING ACTIVITIES		
Purchased fixed assets		0
NET CASH USED IN INVESTING ACTIVITIES		0
CASH FLOWS FROM FINANCING ACTIVITIES:		
Sale of preferred stock		(65,000)
Dividends paid		(39,389)
Subordinated loan paid		(130,000)
NET CASH USED IN FINANCING ACTIVITIES		(234,389)
NET INCREASE IN CASH		493,806
CASH AT THE BEGINNING OF YEAR		184,243
CASH AT END OF YEAR		678,049

See Independent Auditor's Report and notes which are an integral part of these financial statements

ALAMO CAPITAL
Notes to Financial Statements
Year Ended June 30, 2020

1. GENERAL AND SIGNIFICANT ACCOUNTING POLICIES

The Company
Alamo Capital (the "Company"), a C Corporation, is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company transacts trades in stocks and bonds through brokers on a "fully-disclosed" basis and receives commissions therefrom. In addition, commissions are earned on sales of mutual funds and other financial products. The Company also trades in bonds realizing gains or losses on the difference between the cost and the market appreciation and/or ultimate sales price of the bonds.

Securities Owned and Income Recognition
Proprietary security transactions and related trading profit and loss are recorded on a trade-date basis. Commission income and related expenses arising from customers' securities transactions are reported on a trade date basis.

Securities owned and securities sold not yet purchased are recorded at fair value in accordance with FASB ASC 820, *Fair Value Measurement* (See Note 3).

Securities and investments which are not readily marketable are carried at fair value as determined by management of the Company. Unrealized gains and losses are credited or charged to operations. The Company's securities are held in the custody of the clearing broker-dealer. Should the contra-party to a proprietary transaction in securities fail to complete its contractual obligation, the Company may be at market risk to purchase or sell identical securities on the open market.

Securities sold not yet purchased represent an obligation of the Company to deliver specified equity securities at a predetermined price. The Company is obligated to acquire the securities at prevalent market prices in the future to satisfy this obligation.

Receivables from broker-dealers and clearing organizations are generally collected in full in the month following their accrual. As such, management has not recorded an allowance for doubtful accounts on these receivables.

Fixed Assets and Depreciation
Fixed assets with a cost basis in excess of $5,000 are capitalized and stated at cost. Depreciation is provided on a straight-line basis using estimated useful lives. Normal repairs and maintenance are expensed as incurred.

Depreciation is computed on the straight-line method over estimated useful lives as follows:

Computer hardware and software	5 years
Furniture and equipment	7 years
Leasehold improvements	Life of lease (5 years)

Advertising
Advertising costs are expensed as incurred. Total advertising expense for the year ended June 30, 2020 was $40,783.

Income Taxes
The Company provides taxes on those due currently and those deferred to future periods as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The Company believes that it does not have unrecognized tax benefits in accordance with FASB ASC 740, "Income Taxes". Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax position will be sustained upon examination based on the facts, circumstances and information available at the end of each year. The measurement of unrecognized tax benefit is adjusted when new information is available, or when an event occurs that requires a change. With few exceptions the Company is no longer subject to examination by tax authorities for years before 2016.

Revenue Recognition
Alamo Capital recognizes revenue in accordance with accounting pronouncement, ASC 606 (Revenue Recognition). The pronouncement provides a comprehensive industry neutral revenue recognition model to increase financial statement comparability across companies and industry. The new pronouncement had no impact on current operations.

Fixed income securities revenue consists of gains and losses on proprietary trading of bonds as well as commissions earned on customer bond trades. Commissions, concessions, and fees consists of mutual funds, insurance, stock trades, and other fee income. Interest revenue is from interest earned on cash and inventory assets held by the Company.

Concentrations of Risk
Substantially all of the Company's cash is on deposit at one financial institution and the balance at times may exceed the federally insured limit. Due to the strong credit rating of this financial institution, the Company believes it is not exposed to any significant credit risk.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commitments and Contingencies
Accordingly to an indemnification clause in the Company's clearing agreement, should the Company's customers fail to settle security transactions, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. As of June 30, 2020, the Company had not been notified by the clearing broker-dealer, nor was management aware, of any potential losses.

Alamo Capital can participate in negotiated underwritings in several capacities such as; best efforts/selling group, distribution agent, co-manager or senior manager. If there is a balance after the purchase agreement is signed the appropriate haircut would be applied to the firm's liability, if any. There is always as option to withdraw from the account prior to the signing of the purchase agreement. Alamo Capital can participate in competitive underwritings as a Syndicate Member, Co-Manager or Manager using either Eastern or Western agreement. All presale orders are not counted in the firm liabilities but the profit from such can be used to offset the haircut on the balance of the account, divided by the percentage of liabilities and the appropriate haircut would be applied.

Subsequent Events
Management has evaluated subsequent events through, the date of the Report of Independent Registered Public Accounting Firm, the date the financial statement were available to be issued.

The Company received a customer complaint in July 2020. No litigation or regulatory filing has been made by the client.

2. INCOME TAXES

The following is a summary of income taxes for the year ended June 30, 2020:

	Federal	State
Fiscal year 2020 net income	316,600	316,600
Tax-exempt interest	(40,000)	(40,000)
Adjustments	(10,795)	-0-
Depreciation per tax return	(28,562)	(32,410)
Depreciation per books	11,994	11,994
Taxable Income (Loss)	249,237	256,184
Prior Net Operating Loss Carryforward	(953,752)	(353,943)
	(704,515)	(97,759)
Tax rate	21.00%	8.84%
Deferred tax asset	(147,948)	(8,642)
Total deferred tax asset at June 30, 2020		(156,590)

An allowance has been created against the Federal and California deferred tax asset at June 30, 2020, arising from net operating loss carryforward and due to the uncertainty regarding recoverability of such net tax benefits.

3. FAIR VALUE MEASUREMENTS

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy, which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell and asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

The following table presents the Company's fair value hierarchy for those assets (and corresponding liabilities) measured at fair value on a recurring basis as of June 30, 2020:

Security Type	*Level 1*	*Level 2*	*Level 3*	*Total*
Government securities	$ -	$ 5,000,000	$ -	$ 5,000,000
Municipal bonds	-	5,139,206	-	5,139,206
Non-convertible debt securities	-	-	-	-
Other debt securities	-	-	-	-
TOTALS	$ -	$ 10,139,206	$ -	$ 10,139,206

4. EXEMPTION FROM RULE 15C3-3 AND PAYABLE TO CLEARING BROKER

The Company clears its proprietary and customer transactions through one broker-dealer on a fully-disclosed basis. As such, the Company is exempt from certain provisions of Rule 15c3-3 because it does not hold funds or securities of customers. The amount payable to the clearing broker relates to the financing of trading securities owned by the Company and is collateralized by those securities. Interest is charged on this payable at the prevailing margin rate, which was 5.75% at June 30, 2020.

5. NET CAPITAL REQUIREMENT

As a registered broker and dealer in securities, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). The Company's ratio of aggregate indebtedness to net capital as defined in the Uniform Net Capital Rule was approximately 0.40 to 1 at June 30, 2020. Aggregate indebtedness and net capital change from day to day. However, the ratio is not to exceed 15 to 1. At June 30, 2020, the Company had net capital as defined of $1,148,809 which is $1,048,809 in excess of the minimum capital requirement.

6. LEASE COMMITMENTS

The Company has three office leases. Two leases are month-to-month contracts and one lease represents a long-term lease commitment.

Minimum lease commitments for the following five fiscal years are as follows:

Year Ended June 30:	Office Space
2020	165,262
2021	169,983
2022	175,230
2023	180,476
2024	186,247

7. RELATED PARTY TRANSACTIONS

During the year ended June 30, 2020, the Company transacted business with a related company, Alamo Advertising Group, which is owned and operated by the Company's two key employees and shareholders. Those transactions are summarized as follows as of and for the year ended June 30, 2020:

Cash disbursements to Alamo Advertising Group	$ 40,783
Cash receipts from Alamo Advertising Group	-
Amounts receivable from (payable to) Alamo Advertising Group	-

In addition, the Company provides all bookkeeping and management services to Alamo Advertising Group. No overhead reimbursements were received due to the insignificant nature of the amounts provided. Related party debt and interest expense are disclosed in Note 9.

8. PENSION PLANS

The Company sponsors a 401K sharing plan to which employee may contribute. The Company may contribute to this plan on a discretionary basis on behalf of eligible employees, as defined in the plan agreement. The Company did not contribute to such plan during the year ended June 30, 2019 and, as such, incurred no related expense.

9. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Notes payable which are subordinated to claims of general creditors were as follows at June 30, 2020:

Maturity Date	Interest Rate	Payable	Due to
June 20, 2021	Prime +3.00%	$ 115,000	Clearing broker

10. LEASE ACCOUNTING

During the year 2019, the Financial Accounting Standard Board implemented the new accounting standard ASC 842, *Lease Accounting*. This standard affected the Company in the current fiscal year.

In accordance with FASB ASC 842, the Company has recorded a lease asset to account for the right-of-use of the office space and a lease liability to account for the liability owed over the remaining life of the lease agreement. The balance of each was $810,495 at June 30, 2020.

ALAMO CAPITAL INC
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended June 30, 2020

SCHEDULE 1

Computation of Net Capital
Pursuant to Rule 15c3-1
June 30, 2020

Computation of Net Capital

Stockholders' Equity	$ 1,545,120
Liabilities subordinated to claims of general creditors	115,000
Assets not allowed for net capital purposes	
Non-Allowable Assets:	
Remarketing Fees	12,415
Fixed assets	61,270
Prepaid assets	43,639
Deferred tax asset	156,590
Total Non-Allowable Assets	273,914
Less haircut on exempted securities:	
Various haircut rates	237,397
Total reductions in net allowable assets	237,397
Net Allowable Capital	$ 1,148,809

Computation of Net Capital Requirement

Minimum net capital required (6 2/3% of $455,853 aggregate indebtedness or the minimum of $100,000)	
Minimum Dollar Net capital Requirement of Reporting Broker-Dealer	$ 100,000
Net capital in excess of requirement	$ 1,048,809

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$ 455,853
Ratio of Aggregate Indebtedness to Net Capital	0.40 to 1

Computation of Reconciliation of Net Capital

Net Capital Computed on FOCUS IIA as of June 30, 2020	$ 1,148,809
Net Capital per Audit	$ 1,148,809

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Alamo Capital

We have reviewed management's statements, included in the accompanying Exemption Report Pursuant to SEC Rule 17A-5, in which (1) Alamo Capital identified the following provisions of 17 C.F.R. §15c3-3(k) under which Alamo Capital claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) and (2)(ii) (exemption provisions) and (2) Alamo Capital stated that Alamo Capital met the identified exemption provisions throughout the year ended June 30, 2020 without exception. Alamo Capital's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Alamo Capital's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Cropper Accountancy Corporation
CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
August 21, 2020

ALAMO CAPITAL
Notes to Financial Statements
Year Ended June 30, 2020

EXEMPTION REPORT PURSUANT TO SEC RULE 17A-5

Alamo Capital claims an exemption from 17 CFR§240.15c3-3 under provision (k)2(i) & (k)2(ii).

Alamo Capital met the exemption provisions identified above throughout the year ended June 30, 2020 without exception.

Nancy A. Mullally

Nancy A. Mullally
Chief Executive Officer
Alamo Capital

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors and Shareholders
of Alamo Capital

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Alamo Capital and the SIPC, solely to assist you and SIPC in evaluating Alamo Capital's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended June 30, 2020. Alamo Capital's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended June 30, 2020 with the Total Revenue amount reported in Form SIPC-7 for the year ended June 30, 2020, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Alamo Capital's compliance with the applicable instructions of the Form SIPC-7 for the year ended June 30, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Alamo Capital and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
August 21, 2020

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(36-REV 12/18)

For the fiscal year ended 06-30-2020

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

42293 FINRA JUN

ALAMO CAPITAL
201 N CIVIC DR STE 180
WALNUT CREEK CA 94596-8226

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

J DURDEN (925-447-7660)

2. A. General Assessment (item 2e from page 2) $ 9,324.64

B. Less payment made with SIPC-6 filed (**exclude interest**) (4,322.47)
01-30-2020
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 5,002.17

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 5,002.17

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ **Funds Wired** ☐ **ACH** ☑
Total (must be same as F above) $ 5,002.17

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

ALAMO CAPITAL
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 28th day of AUGUST , 20 20 .

FINANCIAL PRINCIPAL
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 07-01-2019
and ending 06-30-2020

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 6,566,858
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	-0-
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	48,446
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	283,275
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): INSURANCE (Deductions in excess of $100,000 require documentation)	18,713
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	350,434
2d. SIPC Net Operating Revenues	$ 6,216,424
2e. General Assessment @ .0015	$ 9,324.64

(to page 1, line 2.A.)